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Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP	212 450 4135 tel
450 Lexington Avenue	212 701 5135 fax
New York, NY 10017	deanna.kirkpatrick@davispolk.com

March 7, 2016

Re:	Bats Global Markets, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 29, 2016 File No. 333-208565

Tom Kluck
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-0404

Dear Mr. Kluck:

On behalf of Bats Global Markets, Inc. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended, and Rule 101(a) of Regulation S-T, we are submitting for filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) in electronic format relating to shares of Common Stock, par value $0.01 per share (including shares of Common Stock subject to the underwriters’ option to purchase additional shares), marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 as filed on January 29, 2016 with the Securities and Exchange Commission (the “Commission”).  Amendment No. 2 is being filed with the Commission in response to comments received from the staff of the Commission (the “Staff”) in a letter dated February 26, 2016 (the “Comment Letter”).  This letter contains the Company’s response to the Comment Letter.  For your convenience, each comment is set forth below, followed by the Company’s response.

If you have any questions or comments relating to this submission, please call Connor Kuratek at (212) 450-4078 or the undersigned at (212) 450-4135.

The Offering, page 10

1.                                  We note your disclosure that all common stock amounts have been restated to give effect to the reclassification and stock split to be consummated in conjunction with your offering. We further note that you intend to include pro forma adjustments throughout your document to give effect to the reclassification and stock split. Please reconcile the seemingly contradictory disclosure.

The Company has revised the disclosure under the heading “The Offering” to clarify that, unless the context requires otherwise, all references to the number of shares of the Company’s common stock and non-voting common stock to be outstanding after the offering are based on the number of shares outstanding as of December 31, 2015 and give effect to the Company’s reclassification and stock split to be consummated immediately prior to the completion of the offering.

Summary Historical and Pro Forma Financial and Operating Data, page 12

2.                                  Please expand your disclosure, here and throughout your filing, to provide a more detailed description of the specific reasons why management believes that presentation of normalized EBITDA provides useful information to investors regarding the registrant’s financial condition and results of operations. Reference is made to Item 10(e)(1)(i)(c) of Regulation S-K.

The Company has revised the disclosure in the Registration Statement under the headings “Summary Historical and Pro Forma Financial and Operating Data”, “Selected Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to provide a more detailed description of the specific reasons why management believes that presentation of normalized EBITDA provides useful information to investors regarding the registrant’s financial condition and results of operations.

Selected Financial and Operating Data, page 63

3.                                  We note your response to our prior comment 7. We remain unclear how you have calculated your measure of “net capture” and the ratios based on “net capture”. Please clarify for us the specific income statement line items included in your calculation of “net capture” and tell us whether the market volumes used in the calculations are the same as the market volumes disclosed in your table on page 65.

The Company has revised its disclosures of shares, contracts and notional value traded to include matched, routed and total for each of its segments, as applicable, under the headings “Summary Historical and Pro Forma Financial and Operating Data”, “Selected Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, along with the Company’s definitions of net capture under the heading “Glossary.”  The Company believes that the revisions allow for the recalculation of net capture.

The Company has revised its segment income statement disclosures in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the relative net capture definitions under the heading “Glossary” to clarify these calculations.  The Company respectfully advises the Staff that for each of U.S. Equities, U.S. Options, European Equities and Global FX, the Company uses the income statement line items of transaction fees, liquidity payments and routing and clearing fees in the numerator in the calculation of net capture.  For the denominator for each respective segment, the Company uses either touched or matched shares or average daily notional value on its trading platforms, as defined under the heading “Glossary.” The Company further advises the Staff that the market volumes set forth under “Selected Financial and Operating Data—Selected Operating Data” are the same as those used in the denominator of such calculations. The Company has expanded its disclosures and definitions to allow for the recalculation of the net capture.  The Company believes this method is consistent with others in its industry.

Description of Capital Stock, page 208

4.                                  We note that the reclassification and stock split will take place in conjunction with the offering. Please clarify when these steps will occur relative to the public offering.

The Company has revised the disclosure in the Registration Statement under the heading “Description of Capital Stock” and throughout the filing to clarify that the reclassification and stock split will be carried out immediately prior to the completion of the offering.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience.  I can be reached at 212-450-4135.

Very truly yours,

/s/ Deanna L. Kirkpatrick
Deanna L. Kirkpatrick

Attachment

cc w/ att:	Mr. Eric Swanson, Esq. Mr. Connor Kuratek, Esq.